SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate  Taxpayer’s Roll/Treasury Department [CNPJ/MF] no. 01.832.635/0001-18

Company Roll Registration Number  [NIRE] 35.300.150.007

Publicly held Company of Authorized Capital – Registration at the   Securities and  Exchange    Commission [CVM] no. 016390

CALL NOTICE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Hereby, the Shareholders of TAM S.A. (“Company  ”) are called to a meeting at 2:00 PM of December 23, 2011, at the Company’s headquarters in the City of  São Paulo,  State of  São Paulo, at  Av. Jurandir, no. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, to decide the following matters:

(a) Choose the specialized institution, among the ones in the tripartite list approved by the Board of Directors, to elaborate the appraisal report of the economic value of the Company  and of LAN Airlines S.A., indicating the rate for the trade of shares between the two Companies (“Appraisal Report”), in relation to the public offering for share trading to cancel  the Company registration, and withdrawal from the Level 2 of BM&FBOVESPA Corporative Governance, as per the Article 4th, Paragraph  4th of the Law no. 6.404, as per the Articles of Incorporation, and the item 10.1.1  of the Rules of Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA (Rules of the Level 2). Considering the foregoing, the Board of Directors  of the Company , during meeting held on December  06, 2011, approved the following institutions: (a) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., a financial institution headquartered at Al. Itu, 852, 16º andar, City of São Paulo, State of  São Paulo, enrolled at the CNPJ/MF under the no. 00.697.097/0001-33; (b) Banco Santander (Brazil) S.A., a financial institution headquartered at  Av. Presidente Juscelino Kubitschek, 2235, 1º mezzanine, City of São Paulo, State of  São Paulo, enrolled at the CNPJ/MF under the no  90.400.888/0001-42; and  (c) Jefferies & Company, Inc., a financial institution headquartered at 520 Madison Avenue, New York, USA;

(b) Alternatively, the Shareholders might appoint, as  specialized appraiser, the Banco Bradesco BBI S.A., a financial institution headquartered at Cidade de Deus, s/n., in the City of Osasco, State of São Paulo, enrolled at the CNPJ/MF under the no. 06.271.464/0001-19 (“Bradesco”),accepting the Appraisal Report issued by this Bank, and delivered to the  Board of Directors of the Company  by LAN Airlines S.A., and the foregoing Appraisal Report shall be the one used for the public offering. During the same meeting held on December 06, 2011, the Board of Directors of the Company recommended the appointment of  Bradesco, and the use of its respective Appraisal Report,  considering the precision and the accuracy of the Report in favor of expediting the public offering proceedings.

(c) Amendment to the Articles of Incorporation of the Company to adjust it to the new Rules  of Level 2, published on May 10, 2011.

The matters related to the items  “a” and  “b” of the Agenda shall be voted upon the attendance  of, in the first call, the Shareholders who represent, at least, twenty percent  (20%) of the outstanding shares, as under the clauses of the Rules of the Level 2. Should the quorum not be reached, a new Shareholders Meeting shall be summoned to decide the matter, and the quorum for the new meeting, and the decision, both,  shall arise out of  the attendance and the favorable vote of any number of Shareholders holding outstanding shares.

Observing the provisions under the item 10.1.1 of the Rules of the Level 2, the decisions under the items “a” and  “b”  of the Agenda shall be based on the favorable vote of the majority of the Shareholders who attend the Meeting and hold outstanding shares, unless for blank votes. Each outstanding share shall be entitled to one (01) vote, regardless of type.

The matter under the item “c” of the Agenda shall be voted in accordance with the provisions under the Article 135  of the Law 6.404/76 and consequently with the attendance of the Shareholders who represent, at least two thirds (2/3) of common shares. Should the quorum not be reached, a new Shareholders Meeting shall be summoned to decide the matter, and the quorum for the new meeting, and the decision, both,  shall arise out of  the attendance and the favorable vote of any number of Shareholders.

With the above-mentioned quorum, the decision of the matter under the  item “c”  of the Agenda shall arise out of the majority of the votes of Shareholders attending the Meeting, who hold common shares, unless for blank votes. Each  outstanding share shall be entitled to one (01) vote.

In the headquarters of the Company, the following is available  for the  consideration of the Shareholders, for consultation during business hours, in the Investors Relations site (www.tam.com.br/ri) and in the sites of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Securities and Exchange Commission  (www.cvm.gov.br): (i) Shareholders Meeting Call Notice; (ii) Management proposal for matters in the Agenda; (iii) Appraisal  Report elaborated by Bradesco; (iv) Draft of the Articles of Incorporation including the amendments in the Agenda; and  (v)  remaining information required by the CVM Instruction no.  480/09 and  481/09,  on the matter to be examined and discussed, including the proposals of the appraisers suggested by  the Board of Directors.

General Instructions:

As per the Article 126 of the Law no.  6.404/76 and further amendments, legal representatives or proxies of the Shareholders who hold shares issued by the Company might participate in the Meeting, as long as these shares are registered in their names at the  Itaú Unibanco S.A. Bank, in its capacity of depositary institution in charge of the Company’s shares services, up to twenty-four (24) hours before the date in this Call Notice, in accordance with the Company’s Articles of Incorporation.

The Shareholders shall present, prior to the hour set to convene the Meeting, the following documents:

•          ID document, and statement of the custodian institution  indicating the Shareholder’s equity interest;

•          If unable to attend the  Shareholders Meeting, the Shareholder might be represented by proxy, observing the legal provisions, and the Company’s Article of Incorporation; and

•          To expedite the procedure and ease up the work of the Shareholders Meeting, the  Shareholder shall file, at the headquarters of the Company, preferably two (02) business days prior to the Meeting date, the document evidencing the ownership of the shares and the Power-of-Attorney, at the discretion of the Shareholder.

Further necessary clarifications might be obtained at the Investors Relations Site  (www.tam.com.br/ri ).

São Paulo, December 08, 2011.

MARIA CLÁUDIA OLIVEIRA AMARO

President of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.